SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-34015

Cusip Number: 42218Y 10 5

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For the Period Ended:  September 30, 2006

☐

Transition Report on Form 10-K

☐

Transition Report on Form 20-F

☐

Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

☐

Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________

Part I - Registrant Information

Full name of registrant	Health Enhancement Products, Inc.
Former name if applicable	Western Glory Hole, Inc.

Address of principal executive office (Street and number)
7740 East Evans Road, Suite A101

City, state and zip code
Scottsdale, AZ 85260

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (11091)

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Part III – Narrative

____________________________________________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Company is unable to file its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 within the prescribed time period because the Company is having difficulty obtaining certain information that is necessary to the completion of the Form 10-QSB.  The Company intends to file its Quarterly Report on Form 10-QSB on or before the 5th calendar day following the prescribed due date.

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Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification

Janet Crance	480	385-3800
(Name)	(Area Code)	(Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes ☒    No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒    No ☐

The Company expects to report a loss for the quarter ended September 30, 2006 of approximately $530,000, compared with a net loss of approximately $4.4 million in the comparable prior quarter.  The estimated $3.9 million decrease in net loss for the quarter ended September 30, 2006, compared to the comparable prior quarter, is primarily attributable to a $1.4 million decrease in stock based compensation to consultants and a $2.8 million decrease in stock based finance costs, partially offset by an approximate $250,000 increase in selling, general and administrative expenses.

The Company expects to report a loss for the nine months ended September 30, 2006 of approximately $2.7 million, compared with a net loss of $5.1 million in the comparable prior period.  The estimated $2.4 million decrease in net loss for the nine months ended September 30, 2006, compared to the comparable prior period, is primarily attributable to a $200,000 increase in sales and a $2.8 million decrease in stock based finance costs, partially offset by a $120,000 increase in cost of sales (stock based compensation to employees), a $135,000 increase in expenses related to clinical trials and an approximate $310,000 increase in selling, general and administrative expense.

Health Enhancement Products, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2006

By: /s/ Janet Crance

      Name: Janet Crance

      Title:   Chief Accounting Officer

SEC 1344 (11091)

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